EXHIBIT 12




               RATIO OF EARNINGS TO FIXED CHARGES



The following table sets forth the ratio of the company's earnings to fixed charges, on a consolidated basis, for the periods indicated:

      Three Months
         Ended
        March 31,               Year Ended December 31,
     --------------      ----------------------------------------

     1999     1998       1998     1997    1996     1995     1994
     ----     ----       ----     ----    ----     ----     ----

     6.4X     5.7X       6.8X     7.3X    8.1X 1/  6.6X 2/  7.7X


For purposes of this ratio, earnings have been calculated by adding to income before income taxes the distributed earnings of investees accounted for under the equity method and the amount of fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt discounts and that portion of rental expense deemed to represent interest.

1/  The ratio for 1996 includes the gain from the sale of the St.
Louis  Cardinals, which increased income before income taxes   by
$54.7  million.   Excluding this one-time gain, the  ratio  would
have been 7.9X.

2/   The  ratio for 1995 includes the impact of the Tampa Brewery shutdown  and  the  reduction  of  beer  wholesaler  inventories.
Excluding these non-recurring items, the ratio would have been 7.6X.